

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 10, 2016

Lim Wee Lee
Chief Executive Officer
NPQ Holdings Limited
61 Ubi Road 1
#04-10 Oxley Bizhub
Singapore 408727

> **Re:** **NPQ Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed July 14, 2016**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 19, 2016**
> **File No. 333-212517**

Dear Mr. Lim:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Facing Page

1.   Please disclose the information required on the facing page of your Form S-1 for your agent for service of process.

Cover Page

2.   We note your disclosure on page 30 that you are a shell company. Please disclose this status on the cover page.

3. You state that you intend to seek quotation of your common stock on the OTC Bulletin Board after this registration statement becomes effective. You disclose on page 33, however, that you intend to seek quotation on the OTCQB market. Please reconcile.

4. You disclose that your officers and directors have not acted as promoters. Please reconcile this statement with your disclosure on pages 33 and 63. We also note your disclosure in Note 3 on page F-9 that the founders of your company include Mr. Lim and Mr. Liew Siow Gian Patrick. Refer to Rule 405 of the Securities Act of 1933.

Prospectus Summary, page 3

5. We note that your summary substantially repeats the disclosures in your Business section. Please revise to briefly describe the most significant aspects of the offering, including the nature of your proposed business, the status of its development, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan.

6. Please disclose in your summary that you have received a going concern opinion from your auditor. Also, disclose your net loss and accumulated deficit for the latest available period.

Risk Factors, page 16

7. The second and third sentences in the introductory paragraph suggest that the risk factor disclosure is not complete because you may not be disclosing all material risks. Please revise or remove this language and disclose all material risks.

8. We note that a number of your risk factors are inconsistent with your disclosures that you currently are in a stage of development and do not generate revenue. For example and without limitation, the second risk factor on page 20 indicates that you are generating revenue; the first risk factor on page 21 indicates that you have customers; and the second risk factor on page 21 indicates that the fourth quarter of the calendar year is your best quarter for sales. Please revise throughout to eliminate any suggestion that your business is fully operative.

"Going concern," page 16

9. Please revise the heading to adequately describe the risk that follows and its effect on our business. Similarly revise other risk factor headings that are vague or generic in that they do not adequately describe the risk that follows or its effect.

"As a development stage company, an investment in our company . . . ," page 26

10.   We note your statement that you will spend approximately $30,000 to comply with the reporting requirements of the Securities Exchange Act of 1934 for the 12 months following effectiveness of this registration statement. Please reconcile with your disclosure in the Use of Proceeds and MD&A sections where you indicate that the annual expense will be approximately $25,000 and $50,000, respectively.

"We are an 'emerging growth company' and intend to take advantage . . . ," page 28

11.   Please clarify the extent to which these reduced requirements will continue to be available to you as long as you remain a smaller reporting company. Also, update your disclosure in the last paragraph of page 28 with regard to the status of pay ratio disclosure requirement.

"We may be exposed to potential risks resulting from requirements . . . ," page 31

12.   Please note that under Instruction 1 to Item 308 of Regulation S-K, management's report is not required until your second annual report after becoming a reporting company. In this regard, you also refer to the auditor attestation requirement in the third risk factor on page 37. Item 308(b) is inapplicable to an emerging growth company or smaller reporting company. Please revise.

"We will incur ongoing costs and expenses for SEC reporting and compliance . . . ," page 33

13.   You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. In this regard, we note your disclosure in the second risk factor on page 31 and elsewhere that you will file proxy statements. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act. If not, revise to clarify your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Description of Our Business, page 45

14.   You disclose information regarding the F&B industry in Singapore on pages 12 and 13. Please provide us with support for this information and confirm that it represents the latest available data.

Emerging Growth Company Status, page 45

15.   We note your disclosure that you will use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. On page 66, however, you have elected to irrevocably forgo such extension pursuant to Section 107. Please reconcile.

Business Strategy, page 49

16.   Please expand you disclosure in the third paragraph to provide a timeline for the various steps you must complete prior to generating revenues. Also, clarify what you mean by "expected funding profile" and how the amount of money you raise will affect your anticipated timing.

Employees, page 56

17.   You disclose that Mr. Liew Siow Gian Patrick is an employee when your other disclosures suggest that he is a non-employee director. Please revise or advise.

Description of Property, page 56

18.   Please disclose information regarding your principal offices in accordance with Item 102 of Regulation S-K.

Management, page 56

19.   Please revise this section to include the dates on which Mr. Lim became an officer and director and Messrs. Liew Wan Kong Gordon and Liew Siow Gian Patrick became directors of your company.

Executive Compensation, page 61

20.   We note your disclosure on page 63 that you compensated Mr. Liew Wan Kong Gordon in shares of common stock for services related to building your proprietary ad platform. Please revise the summary compensation table to disclose this compensation in accordance with Item 402(n) of Regulation S-K, or advise.

Certain Relationships and Related Transactions, page 62

21.   You disclose that Greenpro Venture Capital Limited provided you with professional services and is owned by your "major shareholder." Please identify the shareholder who owns this entity and briefly describe the professional services that were rendered pursuant to Item 404(a) of Regulation S-K.

22. Please disclose the transaction in which you acquired your wholly-owned subsidiary, NPQ Global Limited, from Mr. Lim or tell us why you believe that disclosure is not required. Refer to Item 404(c)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 63

23. We note your disclosure on page 41 that Mr. See Kok Chong and Greenpro Venture Capital Limited own 30.86% and 19.29% of your common stock, respectively. Please revise to disclose their beneficial ownership pursuant to Item 403(a) of Regulation S-K.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 68

24. Please revise this section to clearly indicate the minimum period of time that you will be able to conduct planned operations using currently-available capital and the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Exhibits, page II-2

25. Please file the form of subscription agreement that you will require investors in the offering to execute. We note your disclosure on page 43.

Undertakings, page II-3

26. We note that your undertakings include citations to Rule 383(b). Please revise to cite to Rule 424(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312 or me at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information
Technologies and Services

cc: Matheau J. W. Stout, Esq.